MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West, Suite
301, Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

March 14, 2002.

Item 3.		Press Release

The Press Release was disseminated via BCE Emergis via North
American Disclosure on March 14, 2002.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 14th day of March, 2002.


ENERGY POWER SYSTEMS
LIMITED



Per:  "Sandra J. Hall"
          Secretary





-2-
Exhibit "A"
NEWS RELEASE


ENERGY POWER CLOSES US $1.6 MILLION PRIVATE PLACEMENT
FINANCING

Toronto, March 14, 2002. Energy Power Systems Limited (OTC
BB: EYPSF & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that it has closed a US $1.6 million private placement financing with an arms-length investor.

Energy Power issued four hundred thousand (400,000) units at a firm price of US $4.00 per unit for gross proceeds of US $1.6 million. Each unit is comprised of one (1) common share and one-tenth (1/10th) of one common share purchase warrant. Each whole warrant entitles the holder to purchase one (1) common share at a purchase price of US $4.45 per common share exercisable for a period of one year after closing.

Energy Power plans to use the proceeds from the private placement in part to fund potential oil and gas acquisitions and for general working capital purposes.

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 10.5 million shares issued and outstanding in the capital of the Company.

-30-

For further information contact:		Sandra J. Hall
VP Corporate Affairs
Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.